EXHIBIT 99.1

Electra to Discuss Partnership Opportunities at Indonesian Critical Minerals Summit

TORONTO, Aug. 30, 2024 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce its participation in Indonesia’s first critical minerals conference, Fastmarket’s International Critical Minerals and Metals Summit: Indonesia. The summit will bring together industry leaders, policymakers, and stakeholders to discuss Indonesia’s role in the global energy transition. Electra’s participation will underscore the opportunities to develop sustainable nickel and cobalt supply chains for the North American battery materials sector.

Electra CEO, Trent Mell, will sit on a panel titled “Examining Indonesia’s Role in Building an IRA-Compliant Supply Chain.” The conversation will delve into Indonesia’s expanding role as a key source of nickel and cobalt and how to build an EV supply chain that meets the requirements of the U.S. Inflation Reduction Act. As electric vehicle market share continues to expand, Indonesia’s strategic importance in the global supply chain is poised to grow significantly.

Electra’s involvement in this conference is timely, following its recent announcement of a US$20M Department of Defense grant (August 19, 2024) aimed at advancing domestic cobalt refining capabilities. This grant marks a significant milestone in Electra’s broader strategy to enhance the resilience of the North American battery minerals supply chain and diversify away from heavy reliance on Chinese processors.

“We are honored to be invited to share our insights at this inaugural event,” said Mell. “Indonesia will play a crucial role in the future of battery production, and we welcome these discussions around how the region can enter new markets to support the development of an IRA-compliant supply chain. As we look to the future, expanding North America’s battery materials supply chain by increasing processing capacity for nickel and cobalt not only fosters new global partnerships but also ensures that our approach to sourcing and production aligns with environmental stewardship and long-term sustainability goals.”

Electra’s near-term priority is recommissioning and expanding its Ontario cobalt refinery, while its longer-term vision includes extending its efforts to include onshoring additional critical mineral refining processes. Additional phases in building the North American supply chain could provide a closed loop for recycled battery materials, a second cobalt sulfate facility in Bécancour, Quebec, and a strategically located North American nickel sulfate refinery to supply battery grade nickel to the North American and global electric vehicle battery market.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. In addition to building North America’s only cobalt sulfate refinery, its strategy includes integrating black mass recycling, potential cobalt sulfate processing in Bécancour, Quebec, and exploring nickel sulfate production potential within North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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